Exhibit 12.2

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES OF CUBESMART, L.P.

CubeSmart, L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

						Six Months
	Year Ended December 31,					Ended June 30,
	2006	2007	2008	2009	2010	2011
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(19,746)	$(26,737)	$(25,837)	$(19,302)	$(9,851)	$169
Fixed charges - per below	49,695	56,192	54,192	47,831	44,539	21,341
Less:
Capitalized interest	(35)	(108)	(99)	(73)	(132)	(31)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(673)	(1,783)	(1,254)

Earnings before fixed charges	29,914	29,347	28,256	27,783	32,773	20,225

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	47,600	55,880	53,943	47,608	44,257	21,249
Early extinguishment of debt	1,907	—	—	—	—	—
Capitalized interest	35	108	99	73	132	31
Estimate of interest within rental expense	153	204	150	150	150	61

Total Fixed Charges	49,695	56,192	54,192	47,831	44,539	21,341

Ratio of earnings to fixed charges (a)	0.60	0.52	0.52	0.58	0.74	0.95

(a) Due to our losses in fiscal 2006, 2007, 2008, 2009, 2010 and six months ended June 30, 2011 the coverage ratio was less than 1:1. The Company must generate additional earnings of $19.8 million, $26.9 million, $25.9 million, $20.0 million, $11.8 million and $1.1 million to achieve a coverage of 1:1 in fiscal 2006, 2007, 2008, 2009 and 2010, and six months ended June 30, 2011, repectively.